UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
 452 Fifth Avenue
 New York NY 10018
 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
16,913,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
16,913,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,913,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

2

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
16,913,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
16,913,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,913,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

IN
3

CUSIP No. 380738104

1.	Names of Reporting Persons.
NANCY FRIEDBERG FAMILY TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
33,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
33,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.03%
14.	Type of Reporting Person

OO
4

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust (the “Friedberg Trust” and, collectively with FCMI and Mr. Friedberg, the “Filing Persons”), as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012 and Amendment No. 3 filed March 10, 2014 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 4. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement. Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The purchase price for the 1,300,000 shares of the Issuer’s Common Stock acquired by FCMI and reported herein was US $0.64 per Share, for a total purchase price of US $832,000.00. The purchase price was the public offering price in the offering of 9,850,000 shares made by the Issuer by means of its prospectus dated July 31, 2014, as supplemented by the prospectus supplement dated August 13, 2014 (as so supplemented, the “Prospectus “). FCMI acquired the funds utilized to purchase such Common Stock from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI Financial Corporation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

FCMI purchased the 1,300,000 shares of Common Stock for investment and to provide financing for the Issuer’s Railroad Pinion Project described in the Issuer’s press release filed with its Form 6-K Report on August 13, 2014.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 4), the Filing Persons are the beneficial owners of a total of 16,946,966 shares of Common Stock, representing approximately 13.7% of the Issuer’s outstanding Common Stock. Such beneficial ownership percentage has been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 as a percentage of 123,267,335 shares outstanding, consisting of 112,445,113 shares outstanding as of August 12, 2014, as stated by the Issuer on the cover of the Prospectus, plus (i) 9,850,000 shares issued in the public offering made by the Prospectus, plus (ii) 972,222 shares issuable upon exercise of the Warrants owned by FCMI. For a description off such Warrants, see Item 4 of the Filing Persons’ Schedule 13D (Amendment No. 3) filed March 10, 2014. The number of shares and the percentage of Common Stock beneficially owned by each Filing Person are as follows:

5

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

FCMI	16,913,966	[1]	13.7%[1]	16,913,966	[1]	13.7%[1]
Albert Friedberg	-0-		0.0%	16,913,966	[1]	13.7%[1]
Friedberg Trust	33,000		0.03%	33,000		0.03%

[1]	Mr. Friedberg may be deemed the beneficial owner of the shares owned by FCMI. He disclaims beneficial ownership of the shares beneficially owned by the Friedberg Trust.

All shares beneficially owned by FCMI and the Friedberg Trust are presently outstanding, other than the shares issuable upon exercise of the Warrants. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

Mrs. Friedberg, as sole Trustee of the Friedberg Trust, may be deemed the beneficial owner of the Common Stock held by the Friedberg Trust. Except for such beneficial ownership in her capacity as sole trustee of the Friedberg Trust, Mrs. Friedberg does not beneficially own any Common stock.

On September 10, 2014, FCMI completed the purchase of 1,300,000 shares of the Issuer’s Common Stock from the underwriters of the Issuer’s public offering, which the Issuer announced it had completed on August 19, 2014. The purchase was made at the public offering price of US $0.64 per Share, for a total purchase price of US $832,000.00. Except for such purchase, none of the Filing Persons and none of the officers or directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 4.

6

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2014

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name:	Dan Scheiner
Title:	Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG FAMILY TRUST

By:	/s/ Nancy Friedberg
Name:	Nancy Friedberg
Title:	Trustee